Continental

Press Release

Global Engineering Excellence Initiative with eight top international universities launched and sponsored by Continental

First worldwide study on the engineering sciences – comprehensive research covering innovation trends academic education, career paths and economic significance

Darmstadt/Hanover, October 14, 2005. Continental AG in conjunction with eight internationally renowned universities today launched the Global Engineering Excellence initiative. This unique collaboration will study the influence and importance of technological expertise and education on the competitiveness of nations, people, and companies. At the heart of this initiative is a comprehensive study designed to reflect a broad spectrum of topics dealing with all aspects of engineering and natural sciences. The study will cover the following research areas:

- Competitiveness and technology.
- Career paths of graduates in scientific and engineering disciplines.
- How first-rate engineering and science education are designed and implemented.
- The development of future trends in these fields.
- How a successful interchange of knowledge can be promoted between universities and companies.

Participating universities include Swiss Federal Institute of Technology (ETH) Zurich, Switzerland; Massachusetts Institute of Technology (MIT), Boston, United States; Georgia Institute of Technology, Atlanta, United States; Universidade de São Paulo, Brazil; The University of Tokyo, Japan; and Shanghai Jiao Tong University and Tsinghua University, China. The project is being led by the Technische Universität Darmstadt (TUD), Germany. "We're very proud to take up a big challenge like this together with our prestigious partners", said TUD President, Prof. Dr.-Ing. Johann-Dietrich Wörner, on Friday in Darmstadt at the official kick-off meeting.

"Collaboration with excellent partners to achieve common goals is a strong part of Continental's business culture," said Thomas Sattelberger, Board Member responsible for Human Resources at Continental.

.../2

"So it is in that spirit that the Global Engineering Excellence Initiative we announced today partners with prestigious universities around the world. They are the incubators for tomorrow's innovation and economic vitality. Continental fosters investing in better technological expertise and education on a worldwide scale to promote talent and knowledge networks".

According to Sattelberger, "Technology is the driving force in today's international marketplace, advancing with a phenomenal pace. We can just let it unfold, or better understand the dynamics and seek to influence them. For example, we think it's important to apply resources to better prepare the next generation of engineers and scientists. This will stimulate economic growth and provide optimal benefit for the world community."

TUD President Prof. Dr.-Ing. Johann-Dietrich Wörner pointed out the core questions of the study: "We want to identify, for example, success factors for the development of engineers based on an international comparison. Do they differ? Is there such a thing as the engineer? How are graduates of technical sciences looked upon? Is there a "critical mass" of technical scientists needed for competitive economies? How many patents are there, and what is the patent focus in different countries? How and where does cooperation between science, industry and business take place, and what are the formulas for its success? We also want to examine product development cycles to look for trends within the various engineering disciplines, and identify which are taking the lead."

Continental AG is providing funding for this scientific project. The company itself invested more than half a billion euros in its research and development in 2004, with R&D staff accounting for more than 5,000 of the total workforce of about 81.000 employees.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2004 the corporation realized sales of EUR12.6 billion. At present it has a worldwide workforce of more than 81,000.

Dr. Heimo Prokop
Director Corporate Communications
Continental AG
Vahrenwalder Str. 9, D-30165 Hanover
Tel.: +49 511 938-1485, Fax -1055
Email: prkonzern@conti.de

Hannes Boekhoff
Head of Press
Continental AG
Vahrenwalder Str. 9, D-30165 Hanover
Tel.: +49 511 938-1278, Fax -1055
Email: prkonzern@conti.de

Information about the initiative you find on the internet under: www.global-engineering-excellence.org and the Corporate Image and Video Library of Continental under: www.conti-online.com